

August 31, 2010

VIA US MAIL AND FAX (847)781-3610
Michael J. Graham
Executive Vice President and Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, Illinois 60169

>   **Re: Career Education Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **Definitive Proxy Statement**
>   **Filed April 1, 2010**
>   **Form 10-Q for the Quarter Ended June 30, 2010**
>   **Filed August 4, 2010**
>   **File No. 0-23245**

Dear Mr. Graham:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Compliance with Federal Regulatory Standards and Effect of Federal Regulatory Violations, page 19

1. Tell us the results of the most recent annual audit of your administration of Title IV funds by an independent accounting firm and the status of the ED review.

"90-10 Rule" page 24

2. Please disclose the percentage of your cash receipts that are derived from non-Title IV sources at the end of a fiscal year (calculated in accordance with the "90-10 Rule"). In addition, disclose and describe any controls in place to monitor compliance with the "90-10 Rule" requirement.

Eligibility and Certification Procedures, page 24

3. Please identify the schools that are subject to provisional certifications by the Department of Education and indicate the portion of your revenues attributable to such schools. Explain the nature of the open ED program reviews with respect to two of such programs and clarify your reference to the other three schools being on provisional certification due to administrative capacity.

4. Please disclose the maximum period through which each of your five schools will be subject to provisional certification if specified by the ED.

Risk Factors, page 28

"If our U.S. schools fail to comply with the extensive federal regulatory requirements for school operations in the educational services industry…" page 28

5. Please expand this risk factor to quantify the portion of your U.S.-based students that rely on student aid and loan programs under Title IV as well as the amount of your revenue and cash flows derived from such programs.

"A substantial decrease in student financial options…could have a material adverse effect on our student population, revenue and financial results," page 33

6. We note your statement that you have committed to approximately $68.5 million of direct funding to your students through extended payment plans. Please expand your disclosure to address the risks associated with this program. Such disclosure should address the historical rates of default with respect to such funding.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 46

7. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis to provide management's expectations of whether you will continue to directly fund your students through

extended payment plans and whether you anticipate continued increases in your allowance for doubtful accounts as well as your bad debt expenses.

Revenue Recognition, page 60

8. Please disclose your refund policy which you briefly described herein and on page 22. State how you determine the amount that you are entitled to retain based on your refund policy and pertinent federal and state law and accrediting agency standards, and when that amount is recognized into revenues.

9. Addressing your history of collecting payments for tuition subject to recourse loans and other extended payment plans, please tell us how you concluded that tuition fees from such arrangements are fixed and determinable and that collectability is assured.

10. Tell us if you have any liability for reimbursing the ED for federal student loans that have been improperly awarded as deemed by the ED.

d. Concentration of Credit Risk, page 84

11. Please revise to disclose the total Title IV Program funding as a percentage of total tuition receipts computed on the same basis on which your 90-10 Rule ratios are computed. It is unclear why you believe the disclosed ratios per your computations are meaningful.

h. Cash and Cash Equivalents, page 86

12. Please tell us why it is appropriate to exclude restricted cash from your balance sheet. Please disclose the carrying amounts and fair values of the off-balance sheet restricted cash accounts for all periods presented. Additionally, please disclose the amounts wherever invested or held, their respective fair values, and designated fair value hierarchy level.

Assets and Liabilities of Discontinued Operations, page 92

13. Citing your basis in the accounting literature, tell us why

    - no portion of goodwill was allocated to components of discontinued operations.
    - costs and liability arising from remaining lease obligations on idle leased facilities are reported as discontinued operations versus restructuring costs.

6. Receivables, page 97

14. Tell us why you previously reported all of your student receivables as current and how you previously distinguished the current and long-term portions of student receivables.

15. Please expand your disclosures to clarify:

- What your current basis is for classifying current and long-term student receivables
- How you determine the carrying amount of receivables subject to extended payment plans.
- How you have accounted for non-recourse loan receivables and the terms of the underlying arrangement.
- How you accounted for recourse loans prior to and as of your repurchase date and when your repurchase obligation is triggered.
- What the difference between your commitment to approximately $68.5 million of funding through extended payment plans and the $22.5 million reported in the balance sheet signifies.
- How significant your recourse loans are in relation to non-recourse loans.

Additionally, please disclose, if true, that student accounts receivable and unearned tuition revenue continue to be reported under the net presentation method as you stated in prior correspondence. Please provide us your proposed disclosures.

8. Goodwill and Other Intangible Assets, page 99

16. Please provide us your analysis us to how "accreditations, licensing and Title IV Program participation rights" and your trade names, including the Le Cordon Bleu name, have indefinite lives pursuant to ASC Topic 350.

Definitive Proxy Statement

Nominating Procedures and Director Qualifications, page 10

17. We note your statement that your disclosure describes the "key experiences, qualifications, attributes and skills" that led your Nominating and Governance Committee to conclude that each nominee and incumbent board member is qualified to serve as a director of the company. However, other than your description of individuals' educational services and related legal and regulatory experience, your disclosure only identifies the principal occupations and employment of each such individual and describes relevant skills and experiences of your board members on an aggregate basis. Please expand your disclosure in future filings with respect to each director to specifically discuss what aspects of the individual's experience led the board to conclude that the person should serve as a director for the company, as well

as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K and Question 116.05 of our Compliance and Disclosure Interpretations on Regulation S-K, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Board Leadership Structure and Role in Risk Oversight, page 13

18. We note that you have established an independent Chairman of the Board and a separate principal executive officer as a best practice in your corporate governance. Please disclose in future filings why you believe this board leadership structure is the most appropriate structure for the company. See Item 407(h) of Regulation S-K.

Annual Incentive Program, page 30
2009 Program: Performance Measures, Targets and Thresholds for Annual Incentive Program, page 30

19. We note your statement on page 31 that you apply an "HPP Multiplier" to each officer's cash incentive result to reflect that individual's performance against certain principles. In future filings, with respect to each named executive officer, please disclose the HPP Multiplier you use and explain the basis for your use of such multiplier.

Form 10-Q for the Quarter Ended June 30, 2010

Unaudited Consolidated Balance Sheets, page 3

20. Tell us the nature of the significant decrease in payroll and related benefits and the significant increase in accounts receivable since year-end. Additionally, tell us why deferred tuition revenue decreased despite the 22% and 23% growth in your revenues and student population respectively.

2. Basis of Presentation, page 6

21. Tell us how you reallocated goodwill in connection with the integration of certain of your schools within the University SBU. Please identify your reporting units after the integration.

7. Receivables, page 13

22. Tell us your evaluation of the factors that that led you to increase reserves on outstanding receivable balances attributed to your extended payment plan programs and previously terminated recourse loan program subsequent to the year ended December 31, 2009. Additionally, tell us the number of days that these receivables were outstanding as of year-end.

<u>Government agencies, regulatory agencies and third parties may conduct compliance reviews and audits, page 47</u>

23. Please expand your disclosure to provide additional information regarding the two systemic findings by the ED's program review team. Quantify the amount of Title IV funds that are at issue. Please disclose how you intend to proceed with respect to the preliminary report and quantify any anticipated fines or penalties you may be subject to as a result of the findings identified in such report.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Robert Bartelmes, Senior Financial Analyst at (202) 551-3810 with any other questions.

Sincerely,

/s Kyle Moffatt for

Larry Spirgel
Assistant Director